FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 11, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   March 11, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT AWARDED NATO BASIC ORDERING AGREEMENT

Vancouver, Canada– March 11th, 2008 – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, announced today that its has signed a Basic Ordering Agreement (BOA) with NATO’s Consultation, Command and Control Agency (NC3A) for its OmniLink and GLOBETrekker portable satellite terminals, as well as its suite of microwave products.

“Being awarded this BOA opens the door to a large range of potential customers for Norsat, as we now have formal access to new market opportunities for which we could not have previously been a contender,” said Dr. Amiee Chan, president and CEO Norsat International Inc.    “Although there is no immediate dollar value tied to this type of agreement, establishing such contract vehicles makes it easier for customers to order products from Norsat.”

A BOA is a procurement vehicle whereby the contract is negotiated in advance and placed centrally with a supplier. The BOA outlines the clauses that will be applicable to the future procurement of a specified range of goods and services.  In the case of NC3A BOAs, all basic contract provisions are agreed upon, including prices or a definitive pricing methodology, after which NATO, NATO Member Nations and other eligible purchasers can place individual orders against the central contract.  NC3A negotiates all BOAs on behalf of NATO in accordance with NATO guidelines and procedures.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Kristen Dickson

Investor Relations

The Equicom Group

Tel: 416-815-0700 x 273
Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the nine months ended September 30, 2007, and the Management Discussion and Analysis for the nine months ended September 30, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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